

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2013

<u>Via E-mail</u>
Mark R. Baker
Chief Executive Officer and Director
Progenics Pharmaceuticals, Inc.
777 Old Saw Mill River Road
Tarrytown, NY 10591

> **Re: Progenics Pharmaceuticals, Inc.**
> **Form 10-K for the Fiscal year Ended December 31, 2012**
> **Filed March 15, 2013**
> **Response dated October 18, 2013**
> **File No. 000-23143**

Dear Mr. Baker:

We have reviewed your October 18, 2013 response to our September 23, 2013 comment letter and have the following additional comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Business</u>
<u>General</u>

1. We note your response to our prior comment 1 and reissue the comment. Item 101 of Regulation S-K requires a description of your business during the past five years and earlier periods if material to an understanding of the general development of your business. Your narrative disclosure should specifically include a description of the development of products and product candidates. You are required by Part I, Item 1 of Form 10-K to include this information as part of your annual report. The press releases included as part of current reports on Form 8-K do not satisfy this requirement. Please provide proposed disclosure to be included in an amended Form 10-K which expands your disclosure in the business section to include a discussion of the following:

- The location, design, and goals for your Phase 2 trials in relation to PSMA ADC, MIP-1404, and Azedra;
- The location, design, and results of your Phase 3 trials for Relistor-Oral;
- The specific results of the Phase 1 trials for PSMA ADC, MIP-1404, and Azedra that led you to the conclusion that advancement to Phase 2 testing was warranted; and
- The specific results of the Phase 2 trials for Relistor-Oral that led you to the conclusion that advancement to Phase 3 testing was warranted.

In your discussion of the clinical development of your product candidates, please specifically identify any clinical endpoints and whether and how such endpoints were met. Please also indicate the number of patients treated in each trial. In addition, please provide a discussion of any adverse events which have occurred, identify such adverse events, and indicate the frequency with which they occurred.

Relistor, page 5

2. We note your response to our prior comment 2 and your expanded disclosure on page 8 of the Form 10-Q filed November 12, 2013. Please include the same level of disclosure with respect to the concerns expressed by the FDA in its Complete Response Letter in your amended Form 10-K.

License and Other Agreements
Relistor, page 6

3. We note your response to our prior comment 3 and reissue the comment. As Relistor is currently your sole commercialized product and accounts for all of your revenue from product sales, the material terms and obligations of your underlying license agreement with the University of Chicago appear to be material to investors and should be disclosed in Form 10-K. Please include the information you have provided in your response to this comment in your amended Form 10-K.

Patents and Proprietary Technology, page 7

4. We note your response to our prior comment 5. Please revise your proposed disclosure to identify the type of patent protection (such as composition of matter, use or process) for each of the significant patents underlying PSMA ADC.

Risk Factors, page 11
"We are dependent on Salix, Ono, and other business partners…," page 11

5. We note your response to our prior comment 7 and the addition of a separate risk factor concerning the receipt of the FDA's Complete Response Letter and the potential impact on your Relistor program in your Form 10-Q filed on November 12, 2013. Please also include this risk factor disclosure in your amended Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Austin Stephenson at (202) 551-3192, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey P. Riedler
Assistant Director